Exhibit (g)(1a)

CASH TRADE EXECUTION RIDER

RIDER TO DOMESTIC CUSTODY AGREEMENT

CASH TRADE EXECUTION PRODUCT

This Rider to Domestic Custody Agreement (this “Rider”) dated as of May 25, 2006 supplements and forms a part of the Domestic Custody Agreement (the “Agreement”), dated as of the date hereof between ProShares Trust (“Customer”) and JPMorgan Chase Bank, N.A. (“Bank”). Capitalized terms in this Rider that are not defined herein have the meaning set forth in the Agreement.

Subject to the terms and conditions of this Rider, Bank, as agent for Customer, shall place cash held in Customer’s Account(s) as of the applicable cut-off time listed on Schedule A to this Rider (“Schedule A”) which Customer has not notified Bank as being needed to settle pending trades or to effect Customer’s cash instructions into short-term investments (including undivided interests in such investments held in common with other customers of Bank) of the type and in the allocation percentages set forth on Schedule A, as the same may be amended from time to time by mutual agreement of the parties hereto (“Cash Instruments”). Customer shall remain fully responsible for overdrafts of the Account(s) resulting from the placement of cash in a Cash Instrument other than overdrafts resulting from the negligence, bad faith or willful misconduct of Bank or its affiliates.

The placement of cash into Cash Instruments shall be subject to the minimum balance requirements set forth in Schedule A. Bank is hereby authorized to enter into Cash Instrument transactions on Customer’s behalf with counterparties listed on Schedule B to this Rider (“Schedule B”), including executing any necessary documents associated therewith; provided, however, that Bank may only enter into Cash Instruments which are repurchase agreement obligations. Schedule A and Schedule B may be amended by the parties from time to time, provided that (i) Customer must consent to the addition of any type of instrument to those eligible as Cash Instruments and (ii) Customer and Bank must approve any changes to counterparties listed in Schedule B. Customer may instruct Bank to delete any of the counterparties listed in Schedule B at any time in its sole discretion.

Customer’s interest in any Cash Instrument shall be an asset of the Account(s) and shall be subject to the terms and conditions, if any, imposed by the applicable counterparty, local law, or local governmental authorities. Cash Instruments which are repurchase agreement obligations are not liabilities of or guaranteed by Bank. Bank shall not be responsible for any losses incurred by Customer in the event of the insolvency or failure of any counterparty with respect to a Cash Instrument, other than losses resulting from the negligence, bad faith or willful misconduct of Bank.

Bank shall be entitled to an administration fee for placing Customer’s cash in Cash Instruments, which shall be paid out of interest paid on Customer’s undivided interest in the various Cash Instruments. Any interest earnings on Cash Instruments reflected on statements or confirmations shall be net of Bank’s administrative fee. Upon request, Bank shall disclose the fees charged with respect to Cash Instruments without charge to Customer. The fees charged with respect to Cash Instruments are listed in Schedule C hereof.

Schedule A (United States Contract) (1)

Currencies and Instruments Used for Cash Trade Execution

Currency	Minimum Balance	EST Cash Sweep Time (Subject to change on notice by the Bank or the Customer)
US Dollar	NONE	3:00 PM Same Day

Cash Instruments:

Cash Instrument	Maximum Maturity
Repurchase Agreements* (2)	60 days

*	Standing instructions shall be for use of overnight maturity. Longer maturities will be used only upon instructions from Customer.

Effective Date:

Initials (Required only for revisions adding types of eligible Cash Instruments)

Customer(3):

The Bank:

(1)	Subject to change on notice by the Bank, except that the Customer must consent to the addition of any eligible Cash Instrument.
(2)	Repurchase agreements will be secured by collateral that is deemed acceptable to the Bank and Customer*. The value of the instruments collateralizing the repurchase agreement shall be at least equal to the resale price multiplied by at least 102%, measured at the time into which the repurchase agreement is entered. The Bank will provide the details of collateral information upon request by the Customer.
(3)	Customer’s initials required only for initial version of this Schedule A and additions of eligible Cash Instruments.
*	Bills, bonds or notes issued or guaranteed by the United States Treasury, or other securities guaranteed as to principal and interest by the Government of the United States, its agencies, or instrumentalities, with a period to maturity not greater than ten (10) years.

Schedule B (United States Contract) (4)

Counterparty List

Repurchase Agreement Counterparties (5)

ABN Amro Inc.

Banc of America Securities LLC

J. P. Morgan Securities Inc.

Societe Generale (NY Branch)

BNP Paribas Securities Corp

HSBC Securities (USA) Inc

FIMAT USA Inc

Barclays Capital Inc

Countrywide Securities Corp

ING Financial Markets LLC

TD Securities (USA) Inc

Pershing LLC

Bank of America, N.A.

Lehman Brothers, Inc.

(4)	This Counterparty List may be changed only by the consent of ProShares Trust and JPMorgan Chase Bank, N.A.

(5)	Securities purchased under repurchase agreements may be held with other custodial banks under tri-party arrangements.

Schedule C

Fees charged with respect to Cash Instruments

Cash Balance Level	Fees
$0-500,000,000.10%
Over $500,000,000 to $1,000,000,000.07%
Over $1,000,000,000.05%